Exhibit 3.4

CERTIFICATE OF DESIGNATIONS

of

SERIES A AND SERIES B CONVERTIBLE PREFERRED STOCK

of

PHARSIGHT CORPORATION

I, Michael S. Perry, Chief Executive Officer of PHARSIGHT CORPORATION, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 151 of the Delaware General Corporation Law, DO HEREBY CERTIFY:

That pursuant to the authority conferred upon the Board of Directors of the Corporation (the “Board of Directors”) by the Certificate of Incorporation of the Corporation and by Section 151(g) of the Delaware General Corporation Law, on June 21, 2002, the Board of Directors adopted the following resolutions, creating two series of shares of convertible preferred stock, Series A and Series B, designated as “Series A Convertible Preferred Stock” and “Series B Convertible Preferred Stock”:

“RESOLVED, that pursuant to the authority vested in the Board of Directors (the “Board of Directors”) of PHARSIGHT CORPORATION, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), by the Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), the Board of Directors does hereby provide for the authorization and issuance of two series of convertible preferred stock, Series A, par value U.S.$ 0.001 per share, of the Corporation, to be designated “Series A Convertible Preferred Stock,” initially consisting of 2,000,000 shares, and Series B, par value U.S. $0.001 per share, of the Corporation, to be designated “Series B Convertible Preferred Stock initially consisting of 1,200,000 shares, and does hereby fix and herein state and express the designations, powers, preferences, and relative participating, optional, or other special rights, and the qualifications, limitations, and restrictions thereof, as follows:

Section 1.               Designation of Series A Preferred and Series B Preferred.  Two Million (2,000,000) shares of Preferred Stock are designated Series A Convertible Preferred Stock (the “Series A Preferred”) and One Million Two Hundred Thousand (1,200,000) shares of Preferred Stock designated Series B Convertible Preferred Stock (the “Series B Preferred”) with the rights, preferences, privileges and restrictions specified herein.  Series A Preferred and Series B Preferred are sometimes collectively referred to herein as the “Preferred Stock”.

Section 2.               Dividend Rights.

a.             Dividends.  Holders of the Series A Preferred and Series B Preferred shall be entitled to the following dividend rights:

(i)            Series A Dividends.  Holders of Series A Preferred on the applicable Dividend Record Date (as defined below), in preference to the holders of any other stock of the Corporation ranking junior in right of payment of dividends, including, without limitation, Common Stock (stock of the Corporation being junior to the Series A Preferred with

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respect to voting, dividends or liquidation preferences, as the case may be, being referred to herein as “Junior Stock”), shall be entitled to receive, but only out of funds that are legally available therefor, quarterly dividends, payable on the first (1st) business day of March, June, September and December of each year commencing on September 1, 2002 (each such date being referred to herein as a “Dividend Payment Date”), at the rate of two percent (2%) of the Original Issue Price (as defined below) on each outstanding share of Series A Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares), in the form of, at the election of such Holder, (i) shares of Series B Preferred (unless otherwise provided in Section 2(b) below), the value of each share of which shall be equal to the Original Issue Price (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares), or (ii) cash; provided, however, if a holder of Series A Preferred does not provide the Corporation written notice of its election as to the form of payment of the dividend at least five (5) business days prior to the Dividend Payment Date, the Corporation shall, at its option, pay such dividend in (x) shares of Series B Preferred (unless otherwise provided in Section 2(b) below) or (y) cash.  The Corporation shall, in lieu of issuing any fractional shares, pay cash to such holders for such fractional shares.  The “Original Issue Price” of the Series A Preferred and of the Series B Preferred shall be $4.008.  The “Dividend Record Date” shall mean, with respect to any Dividend Payment Date, the date that is ten (10) business days prior to such Dividend Payment Date.

(ii)           Series B Dividends.   Holders of the Series B shall not be entitled to receive any quarterly dividends on outstanding shares of Series B Preferred.

b.             Cash Dividends.  In the event that the payment of dividends in the form of shares of Series B Preferred as provided for in Section 2(a)(i) above would cause a holder of Preferred Stock to beneficially own (as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934) twenty percent (20%) or more of the Corporation’s Common Stock (treating outstanding shares of Series A Preferred and Series B Preferred as if converted) outstanding as of the applicable Dividend Record Date without obtaining stockholder approval (in accordance with the requirements of The Nasdaq Stock Market for purposes of Rule 4350(i)(1)(D) thereof), then the Corporation shall not pay such dividends in the form of shares of Series B Preferred, but rather shall pay such dividends in the form of cash.  If the Corporation does not have sufficient funds legally available to pay dividends in cash pursuant to this Section 2(b), such dividends shall accrue and be paid at the earliest time, and from time to time, on which the Corporation is legally able to pay such dividends.

c.             Limitations on Dividends.  So long as any shares of Series A Preferred are outstanding, the Corporation shall not pay or declare any dividend, whether in cash or property, or make any other distribution, on Junior Stock, or purchase, redeem or otherwise acquire for value any shares of Junior Stock unless and until all accrued or declared and unpaid dividends on the Series A Preferred shall have first been paid or declared and set apart; provided, however, that the foregoing shall not be deemed to prohibit (i) redemptions of Preferred Stock pursuant to Section 7 hereof or (ii) the repurchase of shares of Common Stock from employees, officers, directors, consultants or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment, or through the exercise of any right of first refusal.

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d.             Common Stock Dividends.  In the event dividends are paid on any share of Common Stock, other than in the form of shares of Common Stock pursuant to Section 4(f), the Corporation shall pay an additional dividend on all outstanding shares of Preferred Stock in a per share amount equal (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock.

e.             Waiver.  The holders of the Preferred Stock expressly waive their rights, if any, as described in California Corporations Code Sections 502, 503 and 506 as they relate to repurchases of shares of Common Stock upon termination of employment or service as a consultant or director.

Section 3.               Liquidation Rights.

a.             Upon any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any Junior Stock, each holder of Preferred Stock shall be entitled to be paid out of the assets of the Corporation legally available for distribution, or the consideration received in such transaction, an amount per share of Preferred Stock equal to the greater of (i) the Original Issue Price plus all accrued or declared and unpaid dividends on the Preferred Stock, if any, (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the Original Issue Date) for each share of Preferred Stock held by such holder, and (ii) the amount per share such Preferred Stock holder would have received in such liquidation, dissolution or winding up assuming all holders of Preferred Stock had converted all Preferred Stock into Common Stock pursuant to the terms hereof immediately prior to such liquidation, dissolution or winding up.  If, upon any such liquidation, dissolution, or winding up, the assets of the Corporation (or the consideration received in such transaction) shall be insufficient to make payment in full to all holders of Preferred Stock of the liquidation preference set forth in this Section 3(a), then such assets (or consideration) shall be distributed among the holders of the Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.  After payment of the full liquidation preference of the Preferred Stock as aforesaid, the assets of the Corporation legally available for distribution (or the consideration received in such transaction), if any, shall be distributed to the holders of any Junior Stock in accordance with the Certificate of Incorporation and any other Certificate of Designations creating a series of Preferred Stock or any similar stock.

b.             An Acquisition (as defined below) or Asset Transfer (as defined below) shall be deemed a liquidation for purposes of this Section 3, and provision shall be made in each merger agreement, acquisition agreement or other agreement entered into by the Company which provides for an Acquisition or Asset Transfer so that the consideration pursuant thereto shall be paid in accordance with the provisions of this Section 3.  An “Acquisition” shall mean (i) any consolidation or merger of the Corporation with or into any other corporation or other entity or person, or any other corporate reorganization, in which all of the stockholders of the Corporation immediately prior to such consolidation, merger or reorganization, own less than fifty percent (50%) of the voting power of the surviving entity immediately after such consolidation, merger or reorganization in substantially the same relative proportions; or (ii) any transaction or series of related transactions to which the Corporation is a party in which in excess of fifty percent (50%)

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of the Corporation’s voting power is transferred; provided that an Acquisition shall not include (x) any consolidation or merger effected exclusively to change the domicile of the Corporation, or (y) any transaction or series of transactions (other than a merger or consolidation) principally for bona fide equity financing purposes in which cash is received by the Corporation or indebtedness of the Corporation is cancelled or converted or a combination thereof; and “Asset Transfer” shall mean a sale, lease or other disposition of all or substantially all of the assets of the Corporation.

Section 4.               Conversion.  The holders of the Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):

a.             Optional Conversion.  Subject to and in compliance with the provisions of this Section 4, any shares of Preferred Stock may, at the option of the holder, be converted at any time into fully-paid and nonassessable shares of Common Stock.  The number of shares of Common Stock to which a holder of Preferred Stock shall be entitled upon conversion shall be the product obtained by multiplying the Conversion Rate then in effect (determined as provided in Section 4(b) by the number of shares of Preferred Stock being converted.

b.             Conversion Rate.  The Conversion Rate for Preferred Stock in effect at any time for conversion of the Preferred Stock (the “Conversion Rate”) shall be the quotient obtained by dividing the Original Issue Price by the Conversion Price, calculated as provided in Section 4(c).

c.             Conversion Price.  The Conversion Price for the Preferred Stock shall initially be $1.002 (the “Conversion Price”).  Such initial Conversion Price shall be adjusted from time to time in accordance with this Section 4.  All references to the Conversion Price herein shall mean the Conversion Price as so adjusted.

d.             Mechanics of Conversion.  Each holder of Preferred Stock who desires to convert the same into shares of Common Stock pursuant to this Section 4 shall surrender its certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock, and shall give written notice to the Corporation at such office that it elects to convert the same.  Such notice shall state the number of shares of Preferred Stock being converted.  Thereupon, the Corporation shall promptly issue and deliver at such office to such holder of Preferred Stock a certificate or certificates, registered in such names as are specified by the holder, for the number of shares of Common Stock to which such holder is entitled and shall promptly pay in cash (at the Common Stock’s fair market value determined by the Board of Directors as of the date of conversion) the value of any fractional share of Common Stock otherwise issuable to any holder of Preferred Stock.  Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

e.             Adjustment for Stock Splits and Combinations.  If at any time or from time to time after the Original Issue Date the Corporation effects a subdivision of the outstanding Common Stock without a corresponding subdivision of the Preferred Stock, the Conversion

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Price in effect immediately before that subdivision shall be proportionately decreased.  Conversely, if at any time or from time to time after the Original Issue Date the Corporation combines the outstanding shares of Common Stock into a smaller number of shares without a corresponding combination of the Preferred Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased.  Any adjustment under this Section 4(e) shall become effective at the close of business on the date the subdivision or combination becomes effective.

f.              Adjustment for Common Stock Dividends and Distributions.  If at any time or from time to time after the Original Issue Date the Corporation pays a dividend or other distribution in additional shares of Common Stock, the Conversion Price that is then in effect shall be decreased as of the time of such issuance, as provided below:

(i)            The Conversion Price shall be adjusted by multiplying the Conversion Price then in effect by a fraction equal to:

(A)          the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance, and

(B)           the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

(ii)           If the Corporation fixes a record date to determine which holders of Common Stock are entitled to receive such dividend or other distribution, the Conversion Price shall be fixed as of the close of business on such record date and the number of shares of Common Stock shall be calculated immediately prior to the close of business on such record date; and

(iii)          If such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section 4(f) to reflect the actual payment of such dividend or distribution.

g.             Adjustment for Reclassification, Exchange and Substitution.   If at any time or from time to time after the Original Issue Date, the Common Stock issuable upon the conversion of the Preferred Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than an Acquisition or Asset Transfer as defined in Section 3(b) or a subdivision or combination of shares or stock dividend or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this Section 4), in any such event each holder of Preferred Stock shall then have the right to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the maximum number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change, all

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subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

h.             Reorganizations, Mergers or Consolidations.  If at any time or from time to time after the Original Issue Date, there is a capital reorganization of the Common Stock or the merger or consolidation of the Corporation with or into another corporation or another entity or person (other than an Acquisition or Asset Transfer as defined in Section 3(b) or a recapitalization, subdivision, combination, reclassification, exchange or substitution of shares provided for elsewhere in this Section 4) (a “Capital Reorganization”), as a part of such Capital Reorganization, provision shall be made so that each holder of Preferred Stock shall thereafter be entitled to receive upon conversion of the Preferred Stock the kind and amount of stock and other securities and property receivable upon such Capital Reorganization by holders of the maximum number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such Capital Reorganization, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.  In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of Preferred Stock after the Capital Reorganization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares issuable upon conversion of the Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

i.              Certificate of Adjustment.  In each case of an adjustment or readjustment of the Conversion Price for the number of shares of Common Stock or other securities issuable upon conversion of the Preferred Stock, if the Preferred Stock is then convertible pursuant to this Section 4, the Corporation, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of Preferred Stock at the holder’s address as shown in the Corporation’s books.  The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the Conversion Price at the time in effect and (ii) the type and amount, if any, of other property which at the time would be received upon conversion of the Preferred Stock.

j.              Notices of Record Date.  Upon (i) any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any Acquisition (as defined in Section 3(b)) or other capital reorganization of the Corporation, any reclassification or recapitalization of the capital stock of the Corporation, any merger or consolidation of the Corporation with or into any other corporation, or any Asset Transfer (as defined in Section 3(b)), or any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, the Corporation shall mail to each holder of  Preferred Stock at least ten (10) days prior to the record date specified therein (or such shorter period approved by the holders of at least 75% of the outstanding Preferred Stock) a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up is expected to become effective, and (C) the date, if any, that is to be fixed as to

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when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up.  The Corporation shall also use its reasonable efforts to furnish to the holders of Preferred Stock information that is reasonably sufficient to enable such holders to make a determination as to whether it would be to their advantage to convert their shares of Preferred Stock to shares of Common Stock pursuant to this Section 4 prior to any transaction listed in (ii) above.

k.             Automatic Conversion.

(i)            Each share of Preferred Stock shall automatically be converted into shares of Common Stock, based on the then-effective Conversion Rate, (i) upon receipt by the Corporation of the written consent to such conversion of the holders of at least 75% of the outstanding Preferred Stock or (ii) upon the closing of an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, of shares of Common Stock of the Company for a public offering price of at least $3.006 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to the Common Stock) and with gross proceeds to the Company (before underwriting discounts, commission and fees) of not less than Forty Million Dollars ($40,000,000); provided, however, that if this event occurs at a time when insufficient authorized Common Stock is available for issuance of all shares of Common Stock issuable upon such conversion or prior to the effective date of the registration statement to be filed with the Securities and Exchange Commission registering for resale the shares of Common Stock issuable upon such conversion, then automatic conversion of the Preferred Stock shares shall not immediately occur but instead shall occur at such time as sufficient authorized Common Stock is available and such registration has been declared effective.

(ii)           Upon a conversion in accordance with Section 4(k)(i) above, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Preferred Stock are either delivered to the Corporation or its transfer agent as provided below, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.  Upon the occurrence of such automatic conversion of the Preferred Stock, the holders of Preferred Stock shall surrender the certificates representing such shares at the office of the Corporation or any transfer agent for the Preferred Stock.  Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Preferred Stock surrendered were convertible on the date on which such automatic conversion occurred.

l.              Fractional Shares.  No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock.  All shares of Common Stock (including fractions thereof)

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issuable upon conversion of more than one share of Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share.  If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Corporation shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the Common Stock’s fair market value (as determined in good faith by the Board of Directors) on the date of conversion.

m.            Reservation of Stock Issuable Upon Conversion.  The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock.  If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will promptly take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

n.             Notices.  Any notice required by the provisions of this Section 4 shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt.  All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Corporation.

o.             Payment of Taxes.  The Corporation will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Preferred Stock, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered.

p.             No Dilution or Impairment.  Without the consent of the holders of at least 75% of the then outstanding Preferred Stock, the Corporation shall not amend this Certificate of Designations, its Amended and Restated Certificate of Incorporation or its Bylaws (each as may be amended from time to time in compliance with the provisions hereof) or participate in any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or take any other voluntary action, for the purpose of avoiding or seeking to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but shall at all times in good faith assist in carrying out all such action as may be reasonably necessary or appropriate to protect the conversion rights of the holders of the Preferred Stock against dilution or other impairment and to otherwise protect the rights of the Preferred Stock hereunder.

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Section 5.               Voting Rights.  Each holder of shares of Preferred Stock shall have a number of votes equal to the number of shares of Common Stock issuable upon conversion of such holder’s shares of Preferred Stock and shall have voting rights and powers equal to the voting rights and powers of the Common Stock.  The holder of each share of Preferred Stock shall be entitled to notice of any shareholders’ meeting in accordance with the Amended and Restated Bylaws of the Corporation and shall vote with holders of the Common Stock at any annual or special meeting of the shareholders and not as a separate class, except those matters required by law to be submitted to a class vote.

Section 6.               Protective Provisions. Subject to the rights of any series of preferred stock that may from time to time come into existence, so long as 453,666 shares of Preferred Stock are outstanding (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such Preferred Stock), the Corporation shall not without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least 75% of the then-outstanding shares of Preferred Stock, voting separately as a class:

a.             amend its Certificate of Incorporation (including this Certificate of Designations or the filing of another Certificate of Designations) or Bylaws so as to affect adversely the shares of Preferred Stock or any holder thereof, including, without limitation, by creating any additional series of preferred stock (or issuing shares under any such series) that is senior to, or pari passu with, the Preferred Stock in liquidation preference, conversion rights or right of payment; or

b.             change the rights of the holders of the Preferred Stock in any other respect; or

c.             increase or decrease (other than by redemption or conversion) the authorized number of shares of Preferred Stock; or

d.             authorize or issue any other equity security, including any other security convertible into or exercisable for any equity security, having a preference over, or being on a parity with, the Preferred Stock with respect to voting, dividends or liquidation preferences; or

e.             purchase, redeem or otherwise acquire for value any shares of Junior Stock; provided, however, that the foregoing shall not be deemed to prohibit (i) redemptions of Preferred Stock pursuant to Section 7 hereof or (ii) the repurchase of shares of Common Stock from employees, officers, directors, consultants or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment, or through the exercise of any right of first refusal.

provided, however, that the authorization and issuance of additional shares of Common Stock, and creation of any series of preferred stock (or issuing shares under any such series) that is junior in right of payment upon liquidation, conversion and payment rights to the Preferred Stock shall not be deemed to adversely affect the rights, preferences or privileges of the Preferred Stock or any holder thereof or change the rights of the holders of the Preferred Stock in any other respect.

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Section 7.               Optional Redemption.  The holders of the Preferred Stock shall have the option to require the Corporation to redeem, at any time after the date five (5) years after the first issuance of shares of Preferred Stock (the “Maturity Date”), the outstanding shares of Preferred Stock as follows:

a.             The holders of at least 75% of the outstanding shares of Preferred Stock shall deliver to the Corporation a notice (the “Election Notice”) specifying that such holders have elected pursuant to this Section 7 to have the outstanding shares of Preferred Stock redeemed and the date, not earlier than the Maturity Date, upon which such redemption shall occur (the “Redemption Date”); provided, however, that such Election Notice shall not be given less than sixty (60) days, nor more than ninety (90) days, prior to the Redemption Date.  The Corporation shall effect such redemption on the Redemption Date by paying in cash in exchange for each share of Preferred Stock a sum equal to the Original Issue Price (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like after the first issuance of shares of Preferred Stock), plus unpaid dividends with respect to such share (the “Redemption Price”).  The total amount to be paid for the shares of the Preferred Stock is hereinafter referred to as the “Total Redemption Price.”

b.             At least thirty (30) days but no more than sixty (60) days prior to the Redemption Date, the Corporation shall send a notice (a “Redemption Notice”) to all holders of Preferred Stock setting forth (A) the Redemption Price for the shares of Preferred Stock to be redeemed, and (B) the place at which such holders may obtain payment of their respective portions of the Total Redemption Price upon surrender of their share certificates.  If the Corporation does not have sufficient funds legally available to redeem all shares to be redeemed at the Redemption Date, then it shall so notify such holders and shall redeem such shares pro rata (based on the portion of the aggregate Total Redemption Price payable to them) to the extent possible and shall redeem the remaining shares to be redeemed as soon as sufficient funds are legally available.  Notwithstanding the above, any holder of Preferred Stock may convert such shares into Common Stock pursuant to Section 4(a) on or prior to the date immediately preceding the Redemption Date.

c.             On or prior to the Redemption Date, the Corporation shall deposit the Total Redemption Price of the shares to be redeemed with a bank or trust company having aggregate capital and surplus in excess of $100,000,000, as a trust fund (an “Eligible Institution”), with irrevocable instructions and authority to the Eligible Institution to pay, on and after the Redemption Date, the Redemption Price of the shares to their respective holders upon the surrender of their share certificates.  Any money deposited by the Corporation pursuant to this Section 7(c) for the redemption of shares thereafter converted into shares of Common Stock pursuant to Section 4 hereof prior to the Redemption Date shall be returned to the Corporation forthwith upon such conversion.  The balance of any funds deposited by the Corporation pursuant to this Section 7(c) remaining unclaimed at the expiration of one (1) year following the Redemption Date shall be returned to the Corporation promptly upon its written request, and each holder of Preferred Stock shall thereafter look only to the Corporation for payment of the Redemption Price.

d.             Each holder of shares of Preferred Stock to be redeemed shall surrender such holder’s certificates representing such shares to the Corporation in the manner and at the

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place designated in the Redemption Notice, and thereupon the Redemption Price of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be canceled.  In the event less than all the shares represented by such certificates are redeemed, a new certificate shall be issued representing the unredeemed shares.  From and after the Redemption Date, unless there shall have been a default in payment of the Redemption Price or the Corporation is unable to pay the Total Redemption Price due to not having sufficient legally available funds, all rights of the holder of such shares as holder of Preferred Stock (except the right to receive the Redemption Price per share without interest upon surrender of their certificates), shall cease and terminate with respect to such shares; provided that in the event that shares of Preferred Stock are not redeemed due to a default in payment by the Corporation or because the Corporation does not have sufficient legally available funds, such shares of Preferred Stock shall remain outstanding and shall be entitled to all of the rights and preferences provided herein until redeemed.

Section 8.               Redemption at the Corporation’s Election.

a.             At any time  after the Maturity Date, the Corporation shall have the right, in its sole discretion, to redeem all (but not less than all) of the outstanding shares of Preferred Stock (the “Corporation’s Redemption Election”) at a price per share equal to the Redemption Price; provided, however,  that it shall be a condition precedent to the exercise of the Corporation’s Redemption Election that prior thereto the Corporation shall have deposited the Total Redemption Price with an Eligible Institution, with irrevocable instructions and authority to the Eligible Institution to pay, on and after the Corporation’s Redemption Election Date (as defined below), the Redemption Price of the shares to the holders of the Preferred Stock upon the surrender of their share certificates.  The Corporation shall exercise its right to the Corporation’s Redemption Election by providing each holder of Preferred Stock written notice at least 20 days prior to the date of redemption (the “Corporation’s Redemption Election Notice”) setting forth the anticipated date of such redemption (“Corporation’s Redemption Election Date”).   All holders of Preferred Stock shall thereupon  surrender all outstanding Preferred Stock certificates in the manner and at the place designated in the Corporation’s Redemption Election Notice.  The Corporation shall, within twenty (20) days of receipt of such surrendered Preferred Stock certificates, pay the full Redemption Price with respect to such shares of Preferred Stock.  Notwithstanding the above, any holder of Preferred Stock may convert such shares into Common Stock pursuant to Section 4(a) on or prior to the date immediately preceding the Corporation’s Redemption Election Date.

b.             From and after the Corporation’s Redemption Election Date, unless there shall have been a default in payment of the Redemption Price, all rights of the holder of such shares as holder of Preferred Stock (except the right to receive the Redemption Price without interest upon surrender of their certificates), and such Preferred Stock in fact, shall cease and terminate; provided that in the event that shares of Preferred Stock are not redeemed due to a default in payment by the Corporation, such shares of Preferred Stock shall remain outstanding and shall be entitled to all of the rights and preferences provided herein until redeemed.

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Section 9.               No Reissuance of Preferred Stock .  No shares of Preferred Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued.

[Signature page follows]

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IN WITNESS WHEREOF, said PHARSIGHT CORPORATION has caused this Certificate of Designations to be signed by Michael S. Perry, its Chief Executive Officer, as of June 26, 2002.

PHARSIGHT CORPORATION

By:	/s/ MICHAEL S. PERRY
Name:	Michael S. Perry
Title:	Chief Executive Officer

13.